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                              October 6, 2023

       Christina L. Zamarro
       Chief Financial Officer
       The Goodyear Tire & Rubber Company
       200 Innovation Way
       Akron, Ohio 44316-0001

                                                        Re: The Goodyear Tire &
Rubber Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            Response dated
October 3, 2023
                                                            File No. 001-01927

       Dear Christina L. Zamarro:

              We have reviewed your October 3, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

       Form 10-Q for the Quarterly Period Ended June 30, 2023

       Notes to Consolidated Financial Statements, page 7

   1. We note your response and your conclusion that at June 30, 2023, after evaluating macroeconomic
conditions, your market capitalization and your results of operations, that it was not more likely
than not that the fair values of our goodwill or indefinite-lived intangible assets were
less than their respective carrying values and, therefore, you did not have any impairment. We
also noted, to some extent, deterioration in your operating
                                                        results (i.e.,
decreasing income before income taxes) and cash flows from operations between the interim and
annual reporting periods. Please refer to Item 303(b)(3) of
                                                        Regulation S-K and
expand your disclosures in future filings to address the following:

                                                            provide a more
detailed description of the key assumptions you used to estimate fair
 Christina L. Zamarro
The Goodyear Tire & Rubber Company
October 6, 2023
Page 2
         value, including how the key assumptions were determined;

             discuss the degree of uncertainty associated with the key assumptions, including material changes in the key assumptions during the periods presented;

             describe the potential events and/or changes in circumstances that could result in additional impairment charges; and

             disclose the percentage by which your estimated fair value exceeds your carrying value as of the date of your most recent impairment test.

       Please contact Beverly Singleton at 202-551-3328 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristina L. Zamarro                         Sincerely,
Comapany NameThe Goodyear Tire & Rubber Company
                                                               Division of
Corporation Finance
October 6, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName